SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


02044177

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH. D.C.
155
SECTION

June 3, 2002

SYNSORB Biotech Inc.
Commission File No. 0-29214
(Translation of registrant's name into English)

411 – 19th Street SE
Calgary, Alberta, Canada, T2E 6J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	Early Warning Report of Synsorb Biotech Inc. and Scout Capital Corp. dated June 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB Biotech Inc.

Dated: June 26, 2002

By: 

Jim Silye
President & CEO

Exhibit Index

Exhibit Number	Exhibit	Page
1.	Early Warning Report of Synsorb Biotech Inc. and Scout Capital Corp. dated June 25, 2002	**6**

EARLY WARNING REPORT

SECTION 176(1) OF *THE SECURITIES ACT* (ALBERTA)
SECTION 111(1) OF *THE SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 92(1) OF *THE SECURITIES ACT* (MANITOBA)
SECTION 102(1) OF *THE SECURITIES ACT* (NEWFOUNDLAND)
SECTION 107(1) OF *THE SECURITIES ACT* (NOVA SCOTIA)
SECTION 101(1) OF *THE SECURITIES ACT* (ONTARIO)
SECTION 147.11 OF THE *SECURITIES ACT* (QUEBEC)
SECTION 110(1) OF *THE SECURITIES ACT, 1988* (SASKATCHEWAN)
NATIONAL INSTRUMENT 62-103

(a) *The name and address of the offeror:*

Scout Capital Corp.
400, 521 – 3rd Avenue S.W.
Calgary, Alberta T2P 3T3.

(b) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

Scout Capital Corp. ("Scout") announces that it has acquired additional common shares of Synsorb Biotech Inc. ("Synsorb"). This Early Warning Report is an update to Scout's Early Warning Report dated May 28, 2002. From the date of the previous Early Warning Report to June 21, 2002, Scout has acquired an additional 138,199 common shares of Synsorb through the facilities of the Toronto Stock Exchange. As at June 21, 2002, Scout holds 676,002 common shares of Synsorb. The last purchase made by Scout which, together with other purchases made since May 28, 2002, resulted in Scout's percentage interest in Synsorb increasing by 2% or more since the date of Scout's last Early Warning Report, was made on June 21, 2002. Scout's shareholdings in Synsorb have increased from approximately 10.8% of the issued and outstanding shares of Synsorb on May 28, 2002 to approximately 13.6% of the issued and outstanding common shares of Synsorb on June 21, 2002. Scout has acquired common shares of Synsorb for investment purposes. Scout may acquire additional common shares of Synsorb in the future.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:*

Scout holds a total of 676,002 common shares of Synsorb representing approximately 13.6% of the issued and outstanding common shares of Synsorb.

(d) *The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

676,002 common shares of Synsorb representing approximately 13.6% of the issued and outstanding common shares of Synsorb.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and:*

None.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

None.

(e) *The name of the market in which the transaction or occurrence that gave rise to the news release took place:*

Toronto Stock Exchange.

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Scout has acquired the Synsorb common shares for investment purposes. Scout has a present intention to acquire additional common shares of Synsorb in the future.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other person or company in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

None.

(h) *The names of any joint actors in connection with the disclosure:*

Not applicable.

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror;* and

Not applicable.

(j) *If applicable, a description of any change in any material fact set out in a previous report by the person or company under the early warning requirements in respect of the reporting issuer's securities.*

Not applicable.

Dated at Calgary, Alberta this 25th day of June, 2002.

Scout Capital Corp.



David L. Tonken, President